

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2024

Adam K. Simpson
President and Chief Executive Officer
Icosavax, Inc.
1930 Boren Ave., Suite 1000
Seattle, Washington 98101

> **Re: Icosavax, Inc.**
> **Schedule 14D-9 filed December 27, 2023**
> **File No. 005-92771**

Dear Adam K. Simpson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your filing.

Schedule 14D-9 filed December 27, 2023

Certain Unaudited Prospective Financial Information, page 30

1. We note the disclosure in the last paragraph on page 32. Please expand your disclosure to provide additional explanation for the assumptions referenced in clauses (1) through (4) underlying the projections disclosed. In addition, briefly describe any limitations on the projections. Please quantify where possible.

Summary of Centerview Financial Analysis, page 35

2. We note your statement in the first paragraph of this section that the discussion that follows "does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview." Please revise this language (and the subsequent discussion if applicable) to make clear that all material analyses are described.

Appraisal Rights, page 42

3.     We note the following statement on page 47: "The foregoing summary of the rights of holders of Shares (including beneficial owners) to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by such persons desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL." Please revise to fully describe specifically what shareholders must do to perfect their appraisal rights, or revise to clarify that such information has already been provided.

      We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-551-3263.


                              Sincerely,

                              Division of Corporation Finance
                              Office of Mergers & Acquisitions